

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2021

Marina Konstantinova
Chief Executive Officer
Orion Bliss Corp.
Ashdod
Kalonite 9-57
Israel
7724233

> **Re: Orion Bliss Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 23, 2021**
> **File No. 333-257326**

Dear Ms. Konstantinova:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 1 and reissue since we do not see any revisions to the cover page disclosure. Please revise the cover page to disclose that you will be placing the funds in an escrow, trust or similar account. Refer to Item 501(b)(8)(iii) of Regulation S-K. Additionally, your disclosure on page 9 indicates that the proceeds will be held in an escrow account, trust account or bank account. The consequences of each are different. Revise the risk factor to clarify how you will hold the proceeds from the offering and ensure that the consequences are clear based on the updated information. To

the extent you will hold the proceeds in escrow or in trust, please update the "Plan of Distribution" to describe the circumstances under which the proceeds will be released from the escrow and/or the terms of the trust agreement.

Security Ownership of Certain Beneficial Owners and Management, page 5

2.   We note your revisions in response to prior comment 12. Please revise your table showing the security ownership of certain beneficial owners and management to include only four columns as discussed in Item 403 of Regulation S-K: 1) title of class, 2) name of beneficial owner, 3) amount and nature of beneficial ownership and 4) percent of class. Furnish this information, as of the most recent practicable date as to each class of equity securities of the registrant or any of its parents or subsidiaries, including directors' qualifying shares, beneficially owned by all directors and nominees, naming them, each of the named executive officers as defined in Item 402(a)(3) of Regulation S-K, and directors and executive officers of the registrant as a group, without naming them. Of the number of shares shown in column (3), indicate, by footnote or otherwise, the amount of shares that are pledged as security and the amount of shares with respect to which such persons have the right to acquire beneficial ownership.

Description of Our Business, page 19

3.   We note your revisions in response to prior comment 4 and reissue. Please revise to provide a summary in this section of the material terms of the contract with your supplier, Red Hot Products Ltd. It is not clear from the terms of the agreement that you have filed as Exhibit 10.3 that you have agreed to buy Milk_shake products from the supplier and the supplier has agreed to sell Milk_shake products to you. Please also revise to disclose in this section whether you are able to sell the products you purchase from the supplier anywhere or whether you are limited to a particular geographic region under the contract. We note your disclosure that you will be purchasing products directly from the developer on page 4 yet it appears that Red Hot Products Ltd is a distributor, and we note that your exhibit index describes the contract with your supplier as a consulting agreement. Please revise or advise. We also note that your response to prior comment 4 indicates that some changes were made to the agreement, but a new agreement has not been filed. Please file the new agreement if changes were made.

Description of Property, page 26

4.   We note your revisions in response to prior comment 5 and reissue in part. Please revise to disclose whether you are using the director's home office free of charge.

Financial Statements
Note 3. Summary of Significant Accounting Policies
Website Development- Amortization, page F-8

5.   We note your response to our prior comment 9 and reissue. Please respond to the

following:

- Please tell us if the $10,000 website development cost has been substantially incurred at the end of your reporting period. If not, please only recognize the portion that was actually incurred as your capitalized costs for that reporting period end in accordance with ASC 350-40. The portion incurred should represent the amount that the developer has incurred and is owed, regardless of your billing or payment status. Since you control every step of the process, you should be able to quantify the amount incurred at the end of each reporting period.
- Please tell us if the website was ready for its intended use as of July 31, 2021, or a later period. And if not, please stop your planned amortization at July 31, 2021, and only start it once the website is ready for its intended use in accordance with ASC 350-40-35-6.

You may contact Li Xiao at 202-551-4391 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mont E. Tanner, Esq.